RICHARDSON & PATEL LLP
405 LEXINGTON AVENUE, 26TH FLOOR
NEW YORK, NEW YORK 10174
(212) 907-6686
(212) 907-6687 FACSIMILE

January 26, 2007

Via EDGAR
Ms. Brigitte Lippman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shumate Industries, Inc.
Form SB-2 filed on December 29, 2006
SEC File No.: 333-139732

Dear Ms. Lippman:

This letter is written in response to your letter dated January 12, 2007 relating to the Form SB-2 (the “Registration Statement”) filed by Shumate Industries, Inc. (the “Company”) on December 29, 2006. Along with this letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”).

In this letter we have included your comments followed by our responses thereto.

Signatures, Page II-8

1.  Please revise to also identify your chief accounting officer or controller. See Instruction 1 to Part II, Signatures on Form SB-2.

Response: We have complied with your comment, please see Amendment No. 1 to the Shumate Industries, Inc. registration statement on Form SB-2 dated as of the date hereof.

Exhibit 5 - Legal Opinion

2.  Please revise the fourth paragraph to clarify that:

•	the shares to be issued pursuant to the Class A warrants, when exercised in accordance with the terms of such warrants, will be validly issued, fully paid and nonassessable, and

•	the shares currently outstanding are validly issued, fully paid and nonassessable.

Response: We have complied with your comment, please see Amendment No. 1 to the Shumate Industries, Inc. registration statement on Form SB-2 dated as of the date hereof..

If you have any additional comments or questions please feel free to contact the undersigned. We thank you in advance for your attention to this matter.

Very truly yours,

/s/ Jody R. Samuels

Jody R. Samuels